NXT ANNOUNCES NEW BOARD MEMBERS

Calgary, Alberta, Canada
Monday, December 10, 2007

Energy Exploration Technologies Inc. (“NXT” or “the Company”)

“SFD” – TSX-V

“ENXTF” – NASDAQ OTCBB

“EFW” – Frankfurt Exchange

NXT is pleased to announce that Mr. M. S. (Mickey) Abougoush and Mr. Thomas Valentine were elected to the Board of Directors at the Annual and Special Meeting of Shareholders of NXT held on November 29, 2007.

Mr. Abougoush is a professional engineer with over 37 years of experience in the petroleum industry, largely in technical and executive positions. Since 1990, Mr. Abougoush has been the President of Teknica Petroleum Services Ltd., one of the world’s leading independent international consulting and software development companies. Teknica is a technology company providing integrated geological, geophysical, petrophysical and engineering consulting services to the oil and gas industry around the world. Mr. Abougoush is also a member of a number of Boards of Directors, both in the public and private sectors, including the board of CCR Technologies Ltd., trading on the Toronto Stock Exchange and a private software development company based in Ottawa, Ontario. In addition, he is on the advisory Board of Quorum Oil and Gas Technology Fund.  Mr. Abougoush has been appointed to the Audit Committee of NXT.

Mr. Valentine is a Partner with Macleod Dixon LLP, where he has practiced law since his call to the Bar in 1987.  He is a member of the firm's Global Resources Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, Commonwealth of Independent States, Asia and South America.  In 2003 and 2004 Mr. Valentine was Senior Counsel - Projects to Qatar Petroleum, the national oil and gas company of the State of Qatar.  Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LLM from the London School of Economics.  Mr. Valentine has been appointed to the Compensation Committee of NXT.

Mr. Scott Schrammar has resigned as Corporate Secretary and has been replaced on an interim basis by NXT’s CFO Mr. Ken Rogers. Mr. Robert Van Caneghan has retired as a member of the Board of Directors.

“I would like to welcome Mickey and Tom to our Board of Directors,” stated George Liszicasz, President and CEO. “Their extensive industry experiences both domestically and abroad will be of significant value to us and will be particularly relevant to the evolution of the business model of the company going forward. I would also like to thank Bob and Scott for their significant contributions over the exceptionally difficult formative stage of the company and wish them well.”

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry.  The Company utilizes its proprietary SFD Survey System to offer its clients a unique service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact.  The value of the service is providing clients with an efficient, cost effective method of surveying large tracts of land and delivering an inventory of SFD prospects with high potential.

Additional information about NXT and the SFD technology is available on the Company’s website.

For more information contact:
Ken Rogers, VP Finance and CFO
Energy Exploration Technologies Inc.
505 — 3rd Street, S.W., Suite 1400
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the NASDAQ OTCBB nor the TSX Venture exchanges have approved or disapproved the content of this news release  and do not accept responsibility for the adequacy or accuracy of this news release.